SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of:  October, 2012
Commission File Number: 1-31615

SASOL LIMITED
(Name of Registrant)
1 Sturdee Avenue
Rosebank 2196
South Africa
(Address of Principal Executive Offices)
This Report on Form 6-K shall be incorporated
by reference in our automatic shelf Registration
statement on Form F-3 as amended (File No. 333-184526),
to the extent not superseded by documents or reports
subsequently filed by us under the Securities Act of 1933,
as amended, or the Securities Exchange Act of 1934,
as amended
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
              Form 20-F   X   			Form 40-F
Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___ Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                   Yes      				No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/


      On October 24th, 2012, the South African Competition Commission announced that it had referred a case involving information sharing in the pricing of diesel in the commercial sector in South Africa to the South African Competition
Tribunal for adjudication (the "Competition Commission Statement"). The Competition Commission Statement states that the case names Sasol, among several other oil companies, as a respondent. The case alleges that (i) the oil companies agreed to use the Wholesale List Selling Price published by the Department of
Energy as the basis for pricing diesel to commercial
customers, alternatively that there was a concerted practice amongst the oil companies to do so; and (ii) the sharing of disaggregated and later aggregated volume information by the oil companies (by product, magisterial district and customer segment), through the South African Petroleum Industry Association, resulted in the oil companies fixing prices, and allocating regions and customers.  In particular, the Competition
Commission alleges that the sharing of volume information
had the result that the oil companies did not discount as aggressively as they should have, and did not enter particular regions or pursue customers of one another. The Competition Commission is seeking damages of up to 10% of Sasol's consolidated revenue in and exports from South Africa for the last fiscal year, which is the maximum fine that may be levied under South African
competition laws. 	On October 24, 2012, Sasol issued the
following response to the Competition Commission statement:
Sasol has noted today's media statement from the Competition Commission regarding the referral of its liquid fuels industry investigation to the Competition Tribunal. Sasol began engaging and cooperating with the Competition Commission in 2008, as part of the company's competition law compliance review, which proactively analysed business activities across the Sasol group. Sasol's engagement with the Competition Commission preceded the authority's initiation of its investigation into the liquid fuels industry. Sasol concluded its internal competition law compliance review in 2010 and at the close of the review, no evidence was found to support the allegations we note in the Commission's media statement. Sasol's opinion, at the time, was informed by the rigorous internal competition law compliance review process, as well as legal opinion and expert economic analysis.Sasol is currently awaiting a copy of the referral to study it in detail.



SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto
duly authorized.
Date: 	October 30, 2012
                                        SASOL LIMITED
By:	  /s/ V D Kahla
Name:	Vuyo Dominic Kahla
Title:	Company Secretary